FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006

        (Indicate by check mark whether the registrant files or will file annual reports under cover of
                            Form 20-F or Form 40-F.)
                         Form 20-F _____ Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934. )
                                Yes ____ No ____

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The poll results in respect of the resolutions proposed at the Annual General Meeting and the Extraordinary General Meeting of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on May 16, 2006.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua

                          By  /s/ Mok Kam Wan







                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:  May 17, 2006

                                [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                [GRAPHIC OMITTED]
           (Incorporated in Hong Kong with limited liability under the
                              Companies Ordinance)
                                (Stock Code: 906)

            Annual General Meeting and Extraordinary General Meeting
                               held on 16 May 2006
                                  Poll Results

The poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") and the Extraordinary General Meeting (the "EGM") of China Netcom Group Corporation (Hong Kong) Limited (the "Company") held in the Ballroom, Island Shangri-la, Hong Kong on 16 May 2006 are as follows:


-----------------------------------------------------------------------------------------------------------------------
        Resolutions passed at the Annual General Meeting                           No. of Votes

-----------------------------------------------------------------------------------------------------------------------
                                                                         For                        Against
-----------------------------------------------------------------------------------------------------------------------
1     To receive and consider the financial statements and        5,746,425,247                     337,000
      the Reports of the Directors and the Auditors for              (99.99414%)                  (0.005864%)
      the year ended 31 December 2005.
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
2     To declare a final dividend for the year ended 31           5,820,842,927                     337,260
      December 2005.                                                 (99.99421%)                  (0.005794%)
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
3     (i)  To re-elect Mr. Jose Maria Alvarez-Pallete as a        5,792,312,987                  28,516,000
      Director.                                                      (99.5101%)                   (0.489896%)
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
      (ii)  To re-elect Mr. Zhang Xiaotie as a Director.          5,790,278,987                  28,716,000
                                                                     (99.50651%)                  (0.493487%)
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
      (iii)  To re-elect Mr. Miao Jianhua as a Director.          5,792,312,987                  28,516,000
                                                                     (99.5101%)                   (0.489896%)
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
      (iv)  To re-elect Mr. John Lawson Thornton as a             5,792,348,387                  28,479,100
      Director.                                                      (99.51074%)                  (0.489262%)
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
      (v)   To re-elect Mr. Victor Cha Mou Zing as a              5,790,315,887                  28,679,100
            Director.                                                (99.50715%)                  (0.492853%)
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
4     To re-appoint Messrs. PricewaterhouseCoopers as             5,819,928,687                   1,254,300
      auditors and to authorise the Directors to fix their           (99.97845%)                  (0.021547%)
      remuneration.
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
5     To give a general mandate to the Directors to               5,821,240,887                     381,000
      repurchase shares in the Company not exceeding 10%             (99.99346%)                  (0.006545%)
      of the aggregate nominal amount of the existing
      issued share capital.
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
6     To give a general mandate to the Directors to issue,        5,441,061,143                 380,541,585
      allot and deal with additional shares in the Company           (93.46328%)                  (6.536715%)
      not exceeding 20% of the existing issued share
      capital.
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
7     To extend the general mandate granted to the                5,809,770,957                  11,830,370
      Directors to issue, allot and deal with shares by              (99.79678%)                  (0.203215%)
      the number of shares repurchased.
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
         Resolutions passed at the Extraordinary General                           No. of Votes
                             Meeting
-----------------------------------------------------------------------------------------------------------------------
                                                                        For                        Against
-----------------------------------------------------------------------------------------------------------------------
1     To approve the amendments to the rules of the Share         5,508,740,248                 321,356,989
      Option Scheme.                                                 (94.4880%)                   (5.5120%)
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------
2     To approve the amendments to the terms of the               5,508,740,248                 321,356,989
      options granted under the Share Option Scheme.                 (94.4880%)                   (5.5120%)
-----------------------------------------------------------------------------------------------------------------------
      As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
-----------------------------------------------------------------------------------------------------------------------

As at the date of the AGM and the EGM, the number of issued shares of the Company was 6,593,529,000 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM and the EGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM and the EGM.

Computershare Hong Kong Investor Services Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM and the EGM.

                                             By Order of the Board
                              China Netcom Group Corporation (Hong Kong) Limited
                                            Miao Jianhua Mok Kam Wan
                                           Joint Company Secretaries

Hong Kong, 16 May 2006

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive directors, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.